[Letterhead of Amgen Inc.]

July 19, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	Amgen Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File Number: 000-12477

Dear Mr. Rosenberg:

Pursuant to our conversation with Tabatha Akins on July 18, 2007, this is to confirm receipt of your letter dated June 29, 2007 and to inform you that we will work diligently to respond on or before August 19, 2007.

Future correspondence should be directed to:

Robert A. Bradway

Executive Vice President and Chief Financial Officer

Amgen Inc.

One Amgen Center Drive

Thousand Oaks, California 91320

and a fax number for your future use for such correspondence is: (805) 376-1721.

Very truly yours,

/s/ Robert A. Bradway

Robert A. Bradway

cc:	Tabatha Akins, Staff Accountant
Charles K. Ruck, Esq. Latham & Watkins